Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-148414 of Behringer Harvard Multifamily REIT I, Inc. on Form S-11 of our report dated October 10, 2007 related to the statement of revenues and certain operating expenses for Plaza at Lovers Lane Apartments for the year ended December 31, 2006, and our report dated November 6, 2007 related to the statement of revenues and certain operating expenses for The Reserve at Johns Creek Walk Apartments for the period from May 1, 2006 (date of inception) through December 31, 2006 (which reports on the statements of revenues and certain operating expenses express unqualified opinions and include explanatory paragraphs referring to the purpose of the statements) appearing in the Prospectus, which is part of the Registration Statement and to the references to us under the heading “Experts” in such Prospectus.

/s/ Deloitte  & Touche LLP

Dallas, Texas

April 15, 2008